
Mail Stop 3030

June 8, 2009

David A. Dodge
Interim Chief Financial Officer
SmarTire Systems Inc.
5781 Lee Boulevard
Suite 208, Box 243
Lehigh Acres, FL 33971

      Re: SmarTire Systems Inc.
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed May 29, 2009
              File No. 0-24209

Dear Mr. Dodge:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1, page 8

1.   We note your response to prior comment 1. Please include the information in appendix D in this section instead of in the appendix.

<u>Reasons for the Asset Sale, page 10</u>

2.   We note your responses to prior comments 7 and 9 and the reference in the seventh sentence of the fifth bullet of this section and on page 11 to a range, based on internal projections, of payments up to "approximately $23,000,000 over a five year-period." Expand to discuss your basis for the top end of the range and the likelihood that earn-out payments will approach that amount. We note the disclosure on page 8, where you estimate the earn-out would have been approximately $114,000 under the formula based on sales of $3.1 million during your last fiscal year.

<u>Financial Statements, page 13</u>

3.   We note your response to prior comment 2. Please provide us with your analysis that you are eligible to incorporate by reference the disclosure required by Item 14(c) of Schedule 14A.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director